1037333

3-7-02

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02012134

# FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934



March 7, 2002

**GALLAHER GROUP PLC**
*(Translation of registrant's name into English)*

Members Hill
Brooklands Road
Weybridge
Surrey KT13 OQU
United Kingdom
*(Address of principal executive offices)*



(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

## GALLAHER GROUP PLC

### Table of Contents

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GALLAHER GROUP PLC

Date: March 7, 2001

By: ..................................

Name: C T Fielden

Title: Group Legal Adviser

6th March 2002

# PRELIMINARY ANNOUNCEMENT OF RESULTS FOR THE YEAR ENDED 31st DECEMBER 2001

Gallaher Group Plc announces its results for the year ended 31st December 2001.

## HIGHLIGHTS

| | | | |
|---|---|---|---|
| • Turnover | £5,798m | (2000: | £4,454m) |
| • EBITA * | £480m | (2000: | £445m) |
| • PBTA ** | £387m | (2000: | £350m) |
| • Earnings Per Share *** | 46.1p | (2000: | 41.0p) |
| • Proposed Final Dividend | 17.3p | (2000: | 16.1p) |

* *Earnings before interest, tax, amortisation of intangible assets and exceptional charge.*
** *Profit before tax, amortisation of intangible assets and exceptional charges.*
*** *Adjusted: before amortisation of intangible assets and exceptional charges.*

Commenting on the performance, Nigel Northridge, Chief Executive, said:

"This is an extremely strong set of results. In 2001, we used the strength of our UK earnings base to expand overseas, both organically and by acquisition. Liggett-Ducat met our expectations and continues to demonstrate its potential. Austria Tabak has proved to be an excellent acquisition which has substantially strengthened our European operations, and its integration is already confirming its strategic significance to the Group.

"The current year has begun well and I am confident of our ability to continue to increase returns to shareholders."

**Enquiries:**


Claire Jenkins - Head of Investor Relations Tel: 01932 832637

Anthony Cardew - Cardew & Co. Tel: 020 7 930 0777

# SUMMARY


- Gallaher's 2001 performance underlines the success of the Group's strategy – to build a balanced portfolio of interests in mature and growth markets. Gallaher's market leading positions in Austria, Sweden, the Republic of Ireland and the UK underpin the Group's interests in growth markets in the CIS – in particular, Russia – Central Asia, and Asia Pacific. Current trading remains in line with management and market expectations.

- International volume sales grew to 85.9bn cigarettes (2000: 41.5bn). Organically, there was strong indigenous growth in: the Republic of Ireland; many of the Group's Continental Western European markets; Kazakhstan; and, Asia Pacific. Liggett-Ducat grew its annual volume sales by 16.2%, to 55.8bn cigarettes. Austria Tabak contributed 12.3bn cigarette unit sales in the period since acquisition.

- Gallaher reported a strong performance for the financial year 2001, increasing EBITA* by 8.1%, PBTA** by 10.4%, and EPS*** by 12.5%.

- The Group grew international EBITA* 79.3%, to £173.7m. Stripping out the contributions of Liggett-Ducat and Austria Tabak, organic international EBITA* grew 16.3% to £107.0m.

- Reported international EBITA was adversely affected by a one-off non-cash exceptional charge of £12.3m. This represents full provision against the inventory and receivables associated with a distributor for African and Middle East markets.

- Liggett-Ducat's EBITA contribution of £26.5m fully met management expectations, and this acquisition enhanced earnings in its first full year as part of the Group.

- In the period from its acquisition, Austria Tabak contributed EBITA of £40.2m. Going forward, Gallaher has identified annual cost savings of £7m arising from the acquisition.

- Gallaher had three of the UK's top five best-selling brands. UK EBITA (at £306.6m) was impacted by the restrictions on forestalling introduced by the UK Government in 2001, although the reduction in interest costs associated with the financing of duty pre-payment largely offset the impact at the UK pre-tax profit level.

- The Group secured productivity improvements across all its manufacturing sites, and continued to invest in its operations so as to secure ongoing efficiency improvements.

- The Board has proposed a final dividend of 17.3p per share, an increase of 7.5% over the 2000 final dividend of 16.1p per share.


* *Earnings before interest, tax, amortisation of intangible assets and exceptional charge.*

** *Profit before tax, amortisation of intangible assets and exceptional charges.*

*** *Adjusted: before amortisation of intangible assets and exceptional charges.*

## 2001 Results

Turnover for the financial year 2001 was up 30.2%, at £5,798m, compared to 2000. Earnings before interest, tax, amortisation of intangible fixed assets and exceptional charge ("adjusted EBITA") grew by 8.1% to £480.3m. Reported EBITA has been adversely affected by a one-off exceptional charge of £12.3m against international profits (details on page 5). Operating profit increased by 0.2%, to £434.7m. Adjusted earnings per share increased 12.5% to 46.1p.

On 23rd August 2001 Gallaher completed the purchase of the Austrian Republic's 41.13% shareholding in Austria Tabak and announced a public offer to acquire the remaining shares. By 27th September 2001 Gallaher had increased its holding in Austria Tabak to 98.18%. Since the year-end, Gallaher has become the 100% owner of Austria Tabak. The total acquisition costs, comprising cash and related expenses, amounted to £1,217.8m.

In the period from its acquisition, Austria Tabak contributed 12.3bn cigarette unit sales, £601.6m of turnover (excluding duty), EBITA of £40.2m and operating profit of £24.1m. Liggett-Ducat's first full year EBITA contribution was £26.5m (compared to the £4.9m contributed in the five months of ownership in 2000).

Excluding the impact of Austria Tabak, Group adjusted EBITA margin (adjusted EBITA as a percentage of turnover excluding duty) was 39.5% (2000: 42.8%) reflecting the growing contribution from lower margin international operations and, in particular, the first full year impact of the acquisition of Liggett-Ducat. Total Group adjusted EBITA margin was 28.0% reflecting the lower margins associated with the distribution and vending businesses acquired with Austria Tabak.

## Review of Operations

## United Kingdom

UK turnover increased by 0.6% to £3,714.1m in 2001 (2000: £3,691.6m). This increase reflected price rises, largely resulting from increases in UK Government duty, partly offset by a 5.2% reduction in overall cigarette unit sales to 21.5bn units. The unit sales decline reflected the continued inroads of non- UK duty paid products into the UK market and a slight reduction (of some 1%) in the Group's UK market share.

In 2001 the UK Government introduced regulations that restricted the prepayment of duty ahead of its Budget in March. As a result, UK EBITA decreased by 11.8% to £306.6m in 2001 (2000: £347.6m), as in prior years Gallaher earned additional profits from the sale of stock on which UK duty had been paid at rates existing prior to the Government's duty increases ("stock profits"). UK operating profit shows a similar trend with reported profit decreasing by 11.8% to £305.0m. However, a reduction in interest costs associated with the financing of the duty prepayment has largely offset the decreases at the UK pre- tax profit level.

UK EBITA margin decreased to 48.4% in 2001 (2000: 49.1%). This reflected the reduction in stock profits partly offset by price increases, the attainment of continuing operational efficiencies, and cost savings.

Gallaher's robust performance was underpinned by its leading positions across a range of tobacco products in the UK market and through the Group's continued investment in its operations. In 2001, Gallaher developed a centralised Supply Chain function which will lead to improved customer service and efficiency benefits going forward. The Group further expanded its UK sales force, launched new brands/line extensions and introduced new pack designs for established brands to anticipate and meet the changing pattern of consumer preferences.

- Cigarette

Gallaher's balanced portfolio of brands continues to offer a full range of choice to consumers, with the Group successfully balancing appropriate price increases and volume sales. Three of Gallaher's brands – Benson and Hedges, Mayfair and Silk Cut – remained in the top five selling brands in the UK market. The Group sold 21.5bn cigarettes in the UK in 2001, with its share of consumer sales standing at some 39%.

During the year, the welcomed additional measures initiated by H.M. Customs to combat smuggling, assisted by a decline in cross-channel travel, began to impact upon the rate of non-UK duty paid product entering the UK market. Following several years of severe decline in the UK duty paid market – directly related to the growth in non-UK duty paid product being purchased by UK smokers – Gallaher estimates that the rate of decline moderated to some 4% to 5% for the whole of 2001. The Group believes – subject to price differentials between the UK duty paid market and overseas duty paid and duty free markets not being exacerbated – that the operating environment in the UK should continue to benefit from the activities of H.M. Customs.

Within the UK duty paid market, the rate of downtrading from the premium sector to the low price sector slowed slightly in 2001. The premium sector's share of consumer sales stood at 35.7% (2000: 37.3%), while the low price sector's share grew to 49.4% as it also benefited from downtrading from the mid price sector, and from some smokers returning to sourcing their purchases from the UK duty paid market.

Gallaher maintained its commanding position in the premium sector – with a 50% market share of this high-margin segment – led by Benson and Hedges, the number one premium brand which outsells its nearest rival by nearly two to one.

Silk Cut, Gallaher's second largest premium brand, remained the number one low tar house in the UK, fronting the Group's leading position in the low tar segment. The Group had 42% of consumer sales in this sector of the market in 2001.

Gallaher's share of low price consumer sales stood at some 31%, with the growth in volume sales spearheaded by the continued strong performance of Dorchester which lifted its share of this segment by over 50%. To complement Gallaher's offering in this sector, the Group launched Sterling – an exclusive brand range for the Multiple Grocer channel – in early 2001.

- Cigar

Gallaher maintained its strong leadership of the cigar market, with over 47% of consumer sales. The small cigar sector continued to grow its share of this market, and Hamlet Miniatures widened its leadership of this segment – increasing its share of the sector to over 31% - underpinning the Hamlet house's number one position in the total cigar market.

- Tobacco

In line with the cigarette market, the UK duty paid handrolling tobacco market continues to benefit from H.M. Customs' activities, with a further increase in UK duty paid volume sales in 2001. Gallaher grew its total volumes by some 27%, spearheaded by the continued strong performance of Amber Leaf – in particular, the unique flip top box – which lifted sales by over 40%, achieving an increase in its share of consumer sales to 12.5%.

Gallaher widened its lead of the pipe tobacco market to nearly 49%, with Condor extending its number one brand position.

## International

In 2001 international turnover increased to £2,083.8m (2000: £761.9m). Turnover (excluding duty) grew to £1,082.0m from £331.1m in 2000. The acquisition of Austria Tabak contributed £601.6m to the increase in turnover (excluding duty), which included £342.7m attributable to its shares of an associate and a joint venture, principally the 25.1% interest in Lekkerland-Tobaccoland, a wholesale distributor of tobacco and other products. Elsewhere, in its first full year, Liggett-Ducat (acquired in August 2000) increased cigarette unit sales to 55.8bn from the 21.6bn sold in the five months of ownership in 2000, and, reflecting price increases and a move towards more expensive filter cigarettes, turnover (excluding duty) increased to £204.0m from £64.1m. The remainder of the Group's international business experienced a turnover (excluding duty) increase of 3.5% to £276.4m, from £267.0m in 2000, with gains in Gallaher's principal European markets and in Kazakhstan offsetting lower sales to distributors in Belgium, Luxembourg and new emerging markets.

Reported international EBITA has been adversely affected by a one- off exceptional charge of £12.3m. This represents full provision against the inventory and receivables associated with a distribution agreement with a principal distributor for African and Middle E ast markets. That distributor currently is facing difficulties in obtaining suitable ongoing trade finance. Whilst the Group has no further exposure to this distributor, it continues to work with the distributor to seek a satisfactory resolution.

Adjusted international EBITA increased by 79.3% to £173.7m (2000: £96.9m). This growth included the first time EBITA contribution of £40.2m from Austria Tabak (£24.1m of operating profit after charging £16.1m for amortisation of intangible assets). The EBITA gain also reflects more than a five-fold increase from Liggett-Ducat, to £26.5m, from the £4.9m reported for the five months of ownership in 2000. In addition to the contribution made by Gallaher's recent acquisitions, adjusted EBITA from the remainder of Gallaher's international operations grew by 16.3% to £107.0m (2000: £92.0m). Total international operating profit increased to £129.7m (2000: £87.9m).

Excluding the impact of Austria Tabak and Liggett -Ducat and the exceptional charge, adjusted international EBITA margin was 38.7% in 2001 (2000: 34.4%). Reflecting the growing contribution from Liggett- Ducat, which saw price increases and operational efficiencies improve EBITA margin to 13.0% in 2001 (2000 five month period of ownership: 7.6%), and the acquisition of Austria Tabak which had a contribution- period EBITA margin of 6.7%, the international adjusted EBITA margin was 16.1% (2000 including Liggett -Ducat for the five months of ownership: 29.3%). Austria Tabak's EBITA margin is impacted by its lower margin distribution businesses.

The 2001 results demonstrate the continuing success of Gallaher's strategy to develop a balanced portfolio of markets through organic growth and strategic acquisitions and/or alliances. The Group sold 85.9bn cigarettes in overseas markets in the year. There was strong indigenous volume growth in many of the Group's key markets, more than offsetting the volume declines in sales to distributors in Belgium, Luxembourg and new emerging markets. Excluding the volume sales of Austria Tabak acquired part way during the year, Gallaher's like-for-like unit sales grew over 8% to 73.5bn cigarettes (2000 pro- forma, including full year volumes for Liggett -Ducat: 67.9bn cigarettes).

Reflecting the accelerated expansion of the Group's international operations, Gallaher has restructured its overseas operations, effective at the start of 2002. The Group has integrated its Continental European businesses into a single business unit, headquartered in Austria, and it has integrated its CIS operations into a division which reports into Russia. In addition, Gallaher has formed a global Central Marketing division as a resource for all of the Group's operations both in the UK and overseas.

In the following review of operations, Austria Tabak's contribution has been separately discussed, and its volume sales and market shares have not been included in the geographic sections.

- Republic of Ireland

  In 2001, Gallaher increased its cigarette sales in the Republic of Ireland by some 6%, to 3.45bn units, extending its market leadership to 49.5%. Benson & Hedges lifted sales by some 11%, further consolidating its position, achieved early in the year, as the number one brand in the market. The Group also maintained its leading positions in the cigar and tobacco markets.

- Continental Western Europe

  Gallaher grew in-market sales in France by approaching 3%, to 2.3bn cigarettes. Benson & Hedges American Blend, benefiting from the successful introduction of a 25s pack variant in the latter part of the year, led the Group's increase in market share to 2.8%.

  In Germany, the branded sector remained under pressure from the fast growing generics sector. In consequence, the Group's in- market sales were down at 926m cigarettes, although the Benson & Hedges house maintained its share of branded consumer sales at 0.7%.

  Gallaher grew in-market sales in Greece by 3%, to 1.6bn cigarettes, and the Group's market share stood at some 5%. Building on the strong foundation of Silk Cut, the Group has extended its brand portfolio in this market in recent years, most recently with the launch of Sobranie Classic in the second half of 2001. Old Holborn lifted sales sharply again, achieving a share of the handrolling tobacco market of 32%.

  In-market sales in Spain rose by over 16%, to 1.2bn cigarettes, with strong growth recorded across the brand range. Gallaher increased the local sales force during the year, and has invested in focused promotions to build local consumer awareness in its domestic offerings. The Group grew market share to 1.1%.

  Reflecting the decline in tourist travel to the Canary Islands, in- market sales in this market were down, at 497m cigarettes. Volume sales to distributors in Belgium and Luxembourg were also down, at 313m units, although this decline was partly offset by an increase in sales to duty free outlets and RMOs to 1.2bn cigarettes.

  Gallaher more than doubled in- market sales in Italy, Continental Europe's second largest market, in 2001. This strong performance was led by Benson & Hedges American Blend, which has proved immediately successful with local smokers following its launch in the middle of the year. Although from small positions, the Group has also recorded strong growth in sales in Austria, Switzerland, Gibraltar and Portugal.

- Commonwealth of Independent States

  In 2001, Gallaher sold 58.6bn cigarettes in the CIS, an increase of some 18% over the pro-forma volume sales in 2000 (including a full year of Liggett- Ducat). The

Group lifted in-market sales sharply in Russia and Kazakhstan, and further grew its export business to surrounding markets – in particular, Ukraine, Belarus, Armenia, Kyrgyzstan and Mongolia.

In Russia, Gallaher remains the leading on-shore manufacturer with a share of over 15% of domestically produced volumes for sale in the local market and for export. The Group lifted its share of consumer sales in Russia, to 12.9%, as a result of the continuing success of its growing presence in the intermediate and higher price sectors of the market. Spearheaded by the performance of LD – which more than doubled its total volumes in the year, even after narrowing the price gap with its competitors in the intermediate price sector – Gallaher again increased its share of the intermediate and higher price segments together to 13.2% (2000: 9.1%).

Having built a significant position in Ukraine through importation, the Group acquired a local manufacturing facility in December 2001 to strengthen its platform for further growth in this market.

Gallaher grew its volume sales produced in Kazakhstan, by over 140%, to 2.9bn cigarettes. Although this strong performance was spearheaded by Sovereign – which increased its national share of consumer sales to over 9%, and is the number one brand in Almaty, the largest city, with a share of 19% – the recent brand launches of State Line and LD assisted the Group's achievement of a growth in total market share of domestically manufactured volumes to some 16%.

- Asia Pacific

Gallaher lifted in-market sales in Asia Pacific, by 37%, to 311m cigarettes. This strong performance was led by the sharp growth in sales of Sobranie Classic in Taiwan, and the strengthening of established – and the development of new – duty free positions across the region. Gallaher's co-operation with Shanghai Tobacco – which was reinforced through the launch of Chunghwa in the UK in 2001 – continues to underpin the Group's increase in sales of Sobranie in China, by over 20% in 2001.

- New emerging markets/Contract manufacture

Invoiced volumes to new emerging markets – in particular, in Africa and the Middle East – reduced to 1.5bn cigarettes in 2001, as the Group focused on a number of key markets. Dorchester International continues to develop brand saliency in certain markets – in particular, Nigeria, where volumes continued to grow strongly in the second half of the year.

In addition, volume sales in the latter part of 2001 were affected by the financing difficulties encountered by a principal distributor, as noted previously.

In 2001, Gallaher manufactured 814m cigarettes under contract for a variety of customers, including 695m units for BAT.

- Austria Tabak

In the full year 2001, Austria Tabak grew its cigarette volume sales (excluding contract manufacture in Sweden) by over 10% to 32.8bn units.

Memphis continued to lead the Austrian cigarette market, with its share of over 28%. In addition, export sales – particularly to Eastern Europe - of this brand grew sharply in 2001. Austria Tabak's own brands' share of its domestic market stood at some 51%, while the company also maintained its leading positions in Sweden and Estonia. Gallaher has successfully completed contract manufacture negotiations for the majority of the cigarette volume previously manufactured under license by Austria Tabak in Austria. In Germany, Austria Tabak increased its leadership of the growing generics sector while at the same time maintaining its volume sales level of branded cigarettes. Excluding generic cigarette sales, Austria Tabak's export volumes grew 27%, to 7.56bn cigarettes.

Austria Tabak's cigarette production currently operates from four sites – three in Austria and one in Sweden. Prior to Gallaher completing the acquisition of the company, Austria Tabak announced that it would close its manufacturing facility in Malmö, Sweden, by the end of 2002. In 2001, ahead of this rationalisation programme, Austria Tabak's cigarette manufacturing division achieved a 6% improvement in productivity over 2000. Going forward, Gallaher believes that Austria Tabak's American blend manufacturing expertise will provide significant benefits to the enlarged Group's total operations in addition to the anticipated efficiency savings that will arise from the rationalisation programme and the production cost reductions, largely relating to combined purchasing, that have already been identified.

Austria Tabak's distribution operation in Austria, TOBA, which holds a strong position in cigarette distribution to tobacco retailers, continued to expand its product offering to its customers and to increase its share of the cigarette vending market. In Germany, Austria Tabak owns 63.9% of the leading cigarette vending operator, ATG, and this operation's performance was affected by the decline in the vending sector's share of consumer sales following the rise in selling prices through this channel at the start of 2001. Austria Tabak owns 25.1% of Germany's leading convenience wholesaler, Lekkerland-Tobaccoland. This operation lifted sales by some 12% in 2001, as it gained share in both tobacco related and telephone card sales to its customers. Lekkerland-Tobaccoland currently is rationalising its depot network, and expects to see the full anticipated efficiency benefits in the medium term.

In Germany, the disparity in selling prices between vending and retail channels was removed at the start of 2002, following the introduction of euro pricing. Gallaher believes, however, that the Government's imposition of an additional duty increase on 1st January 2002 may impact upon the recovery of the branded cigarette sector, and, therefore, the company's vending operation may be affected. In 2002, however, the successful negotiation of the contract manufacture agreement in Austria (noted above), and the total initial annual cost savings arising from the acquisition, of some £7m, identified by Gallaher, are expected to offset the impact of the changed operating environment in Germany.

## Manufacturing

Gallaher's manufacturing operations continue to improve quality, production flexibility and efficiency through the benefits of investment and the adoption of best practice philosophies. During 2001, the Group progressed its plans to install SAP systems into its UK cigarette and tobacco manufacturing facilities, and finalised the details for the int roduction of an Enterprise Resource Planning System ("ERP") in its Republic of Ireland factory. Looking forward, Gallaher expects to obtain efficiency and sales benefits from the reassignment of some of the Group's production volumes across Group sites – specifically, handrolling tobacco manufacturing will move to the UK from the factory in Malmö, Sweden, ahead of its closure, and most of the American blend cigarette production currently conducted in the UK will move to Austria.

- United Kingdom

The Group's centralised Supply Chain function, initiated in 2001, focused on developing integrated systems with Gallaher's UK manufacturing locations during the year. Benefits in stock holding levels are already apparent, with further benefits expected during 2002. In addition, the UK factories have been developing improved quality controls – including the appointment of an International Quality Manager – and there has been further investment to provide additional manufacturing flexibility to meet the growing demand for the Group's innovative products in a cost effective manner.

Gallaher's UK cigarette factory improved productivity in 2001, and reduced unit costs by 2% in real terms. The Group is commissioning new machinery – including Ultra High Speed making and packing complexes – which will lead to further productivity benefits. The Group anticipates that the rising cost of tobacco leaf and the impact of the implementation of EU labelling requirements on the cost of non- tobacco materials will offset the unit cost benefits of near term productivity benefits. In the medium term, however, Gallaher is confident that its enhanced Group purchasing position, together with the full benefits of SAP and the development of the Supply Chain division, will underpin the drive for further unit cost reductions.

Gallaher's cigar factory also improved productivity, by 6%, and reduced unit costs, by 2% in real terms, in 2001, as the Group benefited from the state- of-the-art high speed cigar-wrapping machine complexes installed in 2000 and 2001. Currently, Gallaher is rolling out an enhanced cigar filler product, investing in new machinery which will reap future benefits.

Reflecting the continued strong success of the Amber Leaf piece- pack – which now accounts for 11% of Group handrolling tobacco volumes, versus 6% in 2000 – and the sharp growth in UK volume sales with their associated smaller pack sizes, tobacco unit costs were up 12% in real terms in 2001. Benefiting from recent investment in new machinery to meet the growth in Group sales, however, productivity improved by 5%.

<u>Republic of Ireland</u>

In addition to the investment in ERP in the Dublin cigarette factory, Gallaher conducted a machinery upgrade programme in this site during the year so as to achieve further efficiency benefits going forward. Despite the disruption caused by the implementation of the changes in the factory, this site lifted productivity by some 4% in 2001.

- <u>Commonwealth of Independent States</u>

Gallaher completed the £40m investment programme in its Russian factory during 2001, installing a selection of machinery to enable the Group to capitalise on market opportunities. Certain machinery has been adapted to meet the growing demand for innovative product launches – in particular, rounded edged and octagonal packings – and a specialist packing complex was transferred from Lisnafillan to enable on- shore manufacture of Sobranie Cocktail and Black Russian (which commenced production in January 2002). This location is beginning to achieve the expected cost benefits from the investment programme, and now is also better positioned to maximise opportunities for further sales growth.

In Kazakhstan, the primary processing facility was commissioned at the end of 2001, enabling the Group to reduce costs and improve manufacturing flexibility. In addition, making and packing machinery has been transferred from Russia to underpin Gallaher's enhanced brand portfolio growth potential in this market.

Having acquired a factory in Cherkassy, Ukraine, Gallaher began limited on- shore manufacture in February 2002. The Group expects this facility to increase its monthly production rate during 2002, as machinery transfers to meet the sales requirements are conducted during this year.

## Interest

The Group's net interest charge, before exceptional finance charges, was £93.5m in 2001 (2000: £94.0m). This charge reflected the financing of the acquisition of Austria Tabak during 2001, which required new bank facilities with higher interest rates than the previous arrangements. In addition, 2001 saw the impact of a full year's interest cost associated with the acquisition of Liggett-Ducat in August 2000. These adverse factors were more than offset by the absence of finance cost associated with the attainment of UK stock pr ofits in 2000, and the benefit of lower average market interest rates in 2001 compared with 2000.

The acquisition of Austria Tabak was principally financed with new bank facilities, which have subsequently been largely refinanced through the issue of corporate bonds. One- off up front costs of £18.5m associated with the bank facilities have been reported as exceptional finance charges.

In 2001 the average cost of borrowings amounted to 6.3% (2000: 6.5%) and interest cost excluding the exceptional finance charges was covered 5.1 times by adjusted EBITA.

## Taxation

The tax charge of £82.1m for 2001 represents an effective rate of 25.4%, compared with 26.8% for 2000. The acquisition of Austria Tabak has enhanced the opportunity to retain the benefits of low-taxed retained earnings in Gallaher (Dublin) Limited and the deferred taxation provision previously established in anticipation of profit repatriation from Gallaher (Dublin) has been released. This reduction and the continuation of short- term tax relief for Liggett-Ducat have helped to keep the Group's effective tax rate below the UK statutory rate. In the near future Gallaher expects to continue to benefit from the lower tax rates of Gallaher (Dublin) and Liggett-Ducat, but this will be more than offset by the increased impact of non-deductible expenditure, mainly goodwill amortisation.

## Minority

The acquisition of Austria Tabak has given rise to minority interests amounting to £6.1m in 2001 (2000: nil). This comprises an amount of £4.6m reflecting the staged acquisition of Austria Tabak by the Group and the remainder reflects the minority interest in ATG, the German vending business, in which Gallaher has a 63.9% holding.

## Earnings

Earnings for 2001 were £234.5m, down 5.7% on 2000, and basic earnings per share decreased 5.0% to 37.3p. After goodwill amortisation charges of £10.1m in 2001, Liggett - Ducat was earnings enhancing in Gallaher's first full year of ownership. After removing amortisation charges of £33.3m and exceptional charges (including related tax credits), adjusted earnings per share have increased by 12.5% to 46.1p, from 41.0p in 2000.

## Dividend

The Board of Gallaher recommends a final dividend of 17.3p per ordinary share, amounting to a total dividend for the full year of 25.45p per ordinary share. This represents an increase of 7.2% over the 2000 total dividend of 23.75p per ordinary share.

Subject to shareholders approval at Gallaher's Annual General Meeting on 15th May 2002, the final dividend will be paid on 23rd May 2002 to ordinary shareholders on the register at close of business on 22nd March 2002. For ADS holders, The Bank of New York will convert the 69.2p ADS final dividend into US dollars, and distribute it to ADS holders on 31st May 2002.

## Cash Flow

The Group continued to be highly cash generative in 2001, with a net cash inflow from operating activities of £590.9m. This reflected an 8.1% increase in EBITDA (earnings before interest, taxation, depreciation and amortisation) to £517.9m from £479.0m in 2000, an increase in non-cash charges in operating profit (largely comprising the £12.3m exceptional charge noted previously), and an improvement in the working capital position of the Group. This improved working capital position largely reflected a reduction in UK stock levels and an increase in excise duties payable, partly offset by an increase in Liggett -Ducat's trade debtors, reflecting the growth in its operations. In addition, increases in both debtors and creditors reflect phasing of cash receipts and payments for toll cards in Austria Tabak since acquisition.

Capital expenditure and financial investment of £118.3m was £38.9m above 2000 levels. This increase was attributable to a higher level of tangible fixed asset additions, which was partly offset by a reduction in the level of trademark acquisitions. 2001 saw an increased level of investment in the Group's UK operations, with investment in SAP information systems and in the factories, and in the factories in the Republic of Ireland, Russia and Kazakhstan.

Total expenditure on acquisitions, less net cash acquired, amounted to £1,154.0m in 2001. On 10th December 2001 Gallaher completed the acquisition of a small cigarette factory in Ukraine for £14.8m from Reemtsma Cigarettenfabriken GmbH.

To help finance these acquisitions, 2001 saw a net cash inflow from financing of £991.6m. Bank borrowings generated £87.1m and other loans, principally comprising bond issues, raised £756.4m of new finance. In addition, £148.1m was raised by the Group principally through the placing, on 26 June 2001, of 35.7m of new ordinary shares.

Other significant outflows comprised net finance payments of £88.7m, down from £94.0m in 2000, corporate taxation payments of £110.8m compared with £80.1m in 2000, and dividend payments of £151.2m. The increased taxation payments reflected the inclusion of Austria Tabak, a higher proportion of UK taxation paid on account in respect of the current year, and the cash flow benefit in 2000 of setting off advanced corporation taxation paid in previous years.

Net cash outflow in 2001 amounted to £27.2m and net debt at the year -end was £2,425.5m.

## Treasury Policies and Financial Risks

The Group has a centralised treasury function that is responsible for the management of the Group's financial risks together with its liquidity and financing requirements. The treasury function is not a profit centre and the objective is to manage risk at optimum cost. Treasury operations are conducted within a framework of policies and guidelines authorised by the Board, and are monitored by the Treasury Committee, consisting of senior executives, including the Finance Director and Chief Executive. This framework provides flexibility for the best execution of Board approved strategies. Summaries of treasury activities and exposures are reported on a regular basis to the Board and the internal control environment is reviewed regularly.

The Group holds or issues financial instruments to finance its operations and to manage the interest rate and foreign exchange risks arising from its operations and from its sources of finance.

## Financing and Liquidity

The Group's principal sources of financing in 2001 have been capital market issuance, bank borrowings, retained profits and an equity placing. It is the Group's policy to maintain sufficient committed borrowing facilities, with a mix of long- and short-term debt, to enable the Group to meet its business objectives.

At the year-end, capital market issuance amounted to £1,210m, comprising a £300m bond maturing in May 2009, a €375m bond maturing in August 2008, a €750m bond maturing in October 2006 and European medium term note issuance amounting to £223m. In addition, the Group's committed bank facilities comprised a syndicated term loan of £564m, maturing in June 2004, amortising term loans of €209m with a final repayment date in 2007, a syndicated revolving facility of £900m, maturing in June 2006, and working capital facilities amounting to £115m, maturing in April 2002. Since the year -end, the Group issued a €750m bond maturing in January 2005, and used the proceeds to repay part of the syndicated term loan due to mature in June 2004.

During the year the Group extended the maturity of committed debt facilities with bond issues, medium term private placements and refinanced the Group's committed syndicated bank facilities. The weighted average maturity of committed debt at the year -end was 4.3 years (2000: 3.0 years). The Group's objective for debt maturities is to ensure that the amount of debt maturing in any year is within the Group's ability to repay or refinance.

Following the acquisition of Austria Tabak, the Group's credit ratings were lowered one notch to BBB and Baa3 from Standard & Poor's, a Division of the McGraw- Hill Companies, and Moody's Investors Service Limited respectively. These ratings continue to allow the Group to access the international capital markets and issue debt to a global investor base.

Gallaher is committed to maintaining investment grade credit ratings. However, certain of the Group's debt instruments contain covenants that if the Group's credit rating is downgraded below BBB- in the case of Standard & Poor's or below Baa3 in the case of Moody's, additional interest accrues from the next interest period at the rate of 1.25 percentage points, in the case of both €750m bonds, and 0.9 percentage points in the case of the Group's committed syndicated bank facilities. In the event that both credit ratings are subsequently raised to BBB- and Baa3, respectively, the additional interest no longer accrues from the next interest period.

The only financial covenants applying to the Group's facilities relate to the committed revolving bank facilities. These require Gallaher to maintain interest cover above 3.5 times based on operating profit before depreciation, amortisation, and exceptional items; net debt below a multiple of operating profit before depreciation, amortisation, and exceptional items (4.25 times, on a proforma basis, at 31st December 2001, falling to below 3.5 times by 31st December 2004); and consolidated net debt to remain below £3,000m. The Group continues to comply with all borrowing obligations and financial covenants have been satisfied.

## Interest Rate Risk

The Group is exposed to fluctuations in interest rates on its net debt. In order to manage the impact of adverse variations in interest rates on the Group's profits, the Group borrows at fixed and floating rates of interest and, where necessary, uses interest rate derivatives to maintain a target level of fixed interest rate cover in the current and subsequent two years of between 25% and 75% of the level of core debt. At the year -end, fixed interest rated debt represented approximately 70% of total gross debt. The sales of interest rate swap options, floors and caps have lowered the effective fixed interest rate payable. All interest rate derivative transactions have been accounted for as hedges.

Interest rate management improves the accuracy of the business planning process and helps manage the level at which EBITA covers net interest expense, which the Group currently aims to target at levels between 4.5 and 5.5 times.

## Foreign Currency Risk

Due to the international nature of its operations, the Group is exposed to exchange rate fluctuations on the translation of the results of overseas subsidiaries into sterling and trading transactions in foreign currencies.

The Group has continued its policy of only hedging balance sheet translation exposures to the extent that foreign currency liabilities, including borrowings, provide a natural hedge. On significant acquisitions of overseas companies, borrowings are raised in the functional currency of the operations to minimise translation risk. It remains the Group's policy not to hedge profit and loss account translation exposures.

Transaction exposures are hedged where deemed appropriate and where they can be reliably forecast with the use of forward exchange rate contracts. No such contracts were outstanding at the year-end.

## Bank Counter-party Risk

The Group has cash and bank deposits and other financial instruments that give rise to credit risks in the event of non-performance by counter-parties. Credit risk is managed by limiting the aggregate amount of exposure to any one entity and the Group's policy of only transacting with major international financial institutions with an investment grade credit rating.

## Euro

Following a three-year transition period, euro notes and coins were introduced on 1st January 2002 within 12 of the countries comprising the European Monetary Union. Gallaher had already completed all of the changes required to its systems and procedures and encountered no major problems with the change over.

## Regulation and Litigation

### Overview

Gallaher is committed to being a good corporate citizen, behaving r esponsibly and with a transparency of approach. To this end it has established and adheres to a number of policies and principles governing the Group's conduct which underpin the Group's relationship both to those responsible for public health and those who choose to smoke. Gallaher operates with a demonstrated sense of responsibility and responsiveness to the issues surrounding smoking and health, recognising the rights and responsibilities of Governments around the world to regulate the manufacture, distribution and marketing of tobacco products. For its own part, the Group has an established range of corporate and environmental policies consistent with its standing.

The tobacco market in developed economies has been subject to significant regulatory influence and/or voluntary agreements in recent years, including: the levying of substantial tax and duty charges; the imposition of restrictions on advertising and marketing; the display of health warnings and statements of relative tar and nicotine yields on cigarette packaging; regulations on the smoke yields of cigarettes; and, increased restrictions such as the prohibition of smoking in many public places and raising the age at which cigarettes may be purchased.

The Group has a long history of managing its business successfully within a regulatory climate. Over the years, the Group has had the opportunity of dialogue with successive Governments and politicians of all parties and has co- operated on a range of issues related to tobacco and smoking. In recent years, the Group has reduced its susceptibility to regulatory changes in any single country by expanding its international operations, including the acquisitions of Liggett- Ducat and Austria Tabak.

Advertising, promotion and brand building continue to play a key role in the Group's business, with significant expenditure on programmes in the UK and overseas to support its key brands and to develop markets for new brands and brand extensions. The Group will use the full range of advertising and sponsorship opportunities allowed to it for as long as these are available. However, it is possible that further regulation in respect of advertising, promotion and sponsorship in its key markets could have an adverse effect on the Group's sales and operating performance.

**Pending/Proposed Regulation**

Within the EU, a Directive on the approximation of the laws, regulations and administrative provisions of the EU Member States concerning the manufacture, presentation and sale of tobacco products was adopted in June 2001 and must be implemented into EU Member States' national law by September 2002. Its provisions include, amongst other matters, requirements that:

- by December 2002, and annually thereafter, Member States shall require manufacturers and importers of tobacco products to submit to them a list of all ingredients, and quantities thereof, used in the manufacture of those tobacco products by brand name and type;

- from October 2003, texts, names, trade marks and figurative or other signs suggesting that a particular tobacco product is less harmful than others shall not be used on the packaging of tobacco products;

- from October 2003, each unit packet of cigarettes marketed within the EU (October 2005 for other tobacco products) must carry new and significantly larger health warnings on the front and back;

- from January 2004, the smoke yield of cigarettes released for free circulation, marketed or manufactured in the EU Member States shall not be greater than: 10 mg per cigarette for tar; 1 mg per cigarette for nicotine; and, 10 mg per cigarette for carbon monoxide;

- by January 2005, as regards cigarettes manufactured within, but exported from, the European Community, Member States may apply the smoke yield limits laid down in the Directive but shall, in any event, do so by 1st January 2007 at the latest; and,

- furthermore, by December 2002, the Directive provides that the Commission shall adopt rules allowing for the use of colour photographs or other illustrations to depict and explain the health consequences of smoking.

The EU Commission has also been involved in discussions with the World Health Organisation regarding a Framework Convention on Tobacco Control – a new legal instrument that may address issues including tobacco advertising and promotion, agricultural diversification, smuggling, taxes and subsidies.

In September 2001, a draft Directive of the European Parliament and Council on the approximation of the laws, regulations and administrative provisions of the Member States relating to the advertising and sponsorship of tobacco products was published. It proposes to ban the advertising of tobacco products: in the press and other printed publications; in radio broadcasting; in information society services; and, through tobacco related sponsorship, including the free distribution of tobacco products. It is proposed that Member States shall bring into force the laws, regulations and administrative provisions necessary to comply with this draft Directive by July 2005 at the latest.

In the UK, Private Members' Tobacco Advertising and Promotion Bills were introduced to the House of Lords and subsequently into the Scottish Parliament in 2001. These Bills also propose the banning of tobacco advertising and promotion (including sponsorship) with certain limited exceptions.

The tobacco market and the regulatory environment in the Republic of Ireland is different from that in the UK. Irish legislation creates a framework for the price at which cigarettes can be sold. The advertising and promotion of tobacco products is also subject to greater restrictions in the Republic of Ireland than in the UK. Additionally, the Irish Government has published a Public Health (Tobacco) Bill. If it becomes law, it would give wide- ranging powers to a Tobacco Control Agency. The Bill also proposes new regulations and controls on the sale and marketing of tobacco products and the smoking of tobacco products in public places.

In January 2002, a federal law banning smoking in public places and the sale of cigarettes to those under 18 years of age was introduced in Russia. Additionally, loose cigarettes or packs containing fewer than 20 cigarettes are no longer permitted.

**Taxation**

In February 2002, the EU adopted a Directive increasing the minimum excise rates on all tobacco products. The provisions also include the introduction of a minimum excise burden of €60 per thousand cigarettes on the most popular price category of cigarettes from 1st July 2002. This will increase to €64 per thousand cigarettes in July 2006. For certain Member States, transitional periods to comply with the new cigarette rates are provided by the Directive.

A significant factor affecting the Group's operations are the excise taxes levied on tobacco products. In the UK, for instance, duty increases represent an annual direct increase in the Group's cost of sales, which, if passed on to the consumer, would be expected to affect the consumption of tobacco products. The Group has generally passed on the full duty increases to its customers in recent years, with the result that these amounts are included in turnover and cost of sales.

In previous years, in the UK, Gallaher had earned additional profits from the sale of some stock on which duty had been paid at rates prior to the Government duty increases. However, with effect from January 2001, the UK Government introduced regulations that restrict the pre-payment of duty ahead of its Budgets. Any change in the timing of the Budget announcement or duty increase, or in the regulations relating to the application of duty increases, could have a material impact on the Group's operating performance.

The continuing impact of price increases in the UK cigarette market, principally due to substantial duty increases in recent years, has resulted in reduced annual industry volumes, greater price competition, trading down by consumers to lower price cigarette brands, and a growth in non-UK duty paid cigarette consumption (both smuggled and legitimate cross border purchases). These changes have a particular impact upon the Group, as the majority of its UK sales are in the premium sector of that cigarette market. Gallaher believes the widening price differentials between the UK and Continental Western Europe and other parts of the world have led to a significant increase in the smuggled market for cigarettes. Currently, Gallaher estimates that around 30% of cigarettes and around 70% of handrolling tobacco smoked in the UK are not purchased within the duty paid UK market.

As an anti-smuggling measure, the Government introduced regulations prohibiting manufacturers and importers from supplying cigarettes and handrolling tobacco without the statement "UK duty paid" printed on the packaging from 1st April 2001. Display and sale of unmarked packs was illegal from 1st July 2001.

The Group supports and endorses H.M. Customs and Excise activities, and those of other regulatory authorities, to stop smuggling of tobacco products and also welcomes the UK Government's measures to strengthen Customs' activities. Gallaher has a history of co-operation with H.M. Customs and Excise investigations into smuggling and continues to respond readily to requests for information on its sales and its customers.

The UK Inland Revenue has indicated to Gallaher that it will deny relief for UK corporation tax purposes in respect of interest payable by Gallaher on its borrowings taken out in connection with the demerger from Fortune Brands in 1997. Gallaher believes that the Inland Revenue's position is incorrect, and Gallaher intends to claim tax relief for the interest and, if necessary, challenge the Inland Revenue's position during any subsequent tax audit and in the courts. Fortune Brands has agreed to indemnify Gallaher for 50% of the taxes attributable to such possible loss of tax relief, if any, subject to a maximum indemnification of £65m, as well as 50% of the tax, if any incurred by Gallaher on the indemnity payment.

## Litigation

Certain companies in the Group are currently defendants in actions in the UK and Ireland, where the plaintiffs are seeking damages for ailments claimed to have resulted from tobacco use or exposure to tobacco smoke. There are no current or pending claims in England and Wales against Gallaher. As of 1st March 2002, Gallaher is involved as a defendant in three dormant individual cases in Scotland and one claim in Northern Ireland where plaintiffs seek damages for ailments claimed to have resulted from tobacco use. In the Republic of Ireland, writs have been issued against Gallaher on behalf of 176 plaint iffs. On 14th February 2002, a draft Statement of Claim in one case was served on Gallaher, and the other tobacco companies, making wide-ranging allegations against such companies and against Ireland, the Attorney General and the Minister for Health and Children. The plaintiffs have also obtained permission from the Court to join Ireland, the Attorney General and the Minister for Health and Children as parties to the proceedings. Gallaher is not a party to smoking litigation anywhere else in the world.

In Ireland, an interim report published by the Joint Committee on Health and Children in 1999 recommended, amongst other matters, that the Irish State, the Health Boards and private health insurers should issue proceedings against the Irish tobacco companies for recovery of health care costs incurred by such parties and attributed to smoking over the years. This report and a second interim report of that Committee remains under consideration by the Minister for Health and Children and no notification of ac tion or of an intention to make a claim has been received by Gallaher, or so far as Gallaher is aware the other tobacco companies, from the State, the Health Boards or the private health insurers.

To date, there has been no recovery of damages against any Group company in any action alleging that its tobacco products have resulted in human illnesses. It is not possible to predict the outcome of the pending litigation. Gallaher believes that there are meritorious defences to these actions and claims and that the pending actions will not have a material adverse effect upon the results of the operations, the cash flow or financial condition of the Group. The pending actions and claims will be vigorously contested. There can, however, be no assurance that favourable decisions will be achieved in the proceedings pending against the Group, that additional proceedings will not be commenced in the UK or elsewhere against Group companies, that those companies will not incur damages, or that, if incurred, such damages will not have a material impact on Gallaher's operating performance or financial condition. Regardless of the outcome of the pending litigation, the costs of defending these actions and claims could be substantial and will not be fully recoverable from the plaintiffs, irrespective of whether or not they are successful.

In Saudi Arabia, a former distributor of Gallaher International Limited began a mediation process in 2001 against American Tobacco Company, British American Tobacco and Gallaher International, relating to the termination of a distribution agreement in October 1995 and claiming damages of US$39,750,000. At a mediation hearing in June 2001 Gallaher rejected the claim against it in its entirety, indicating that any proceedings would be vigorously resisted. That position was subsequently confirmed in writing in July 2001. Gallaher has received no further communication from the mediator since then.

## Outlook

Gallaher's 2001 performance underlines the success of the Group's strategy – to build a balanced portfolio of interests in mature and growth markets. Gallaher's market leading positions in Austria, Sweden, the Republic of Ireland and the UK underpin the Group's interests in growth markets in the CIS – in particular, Russia – Central Asia, and Asia Pacific. Current trading remains in line with management and market expectations.

# Gallaher Group Plc

## Group Profit and Loss Account

YEAR ENDED 31 DECEMBER 2001

| | 2001 $m * | 2001 £m | 2000 £m |
|---|---|---|---|
| **Turnover of the Group including its share of joint venture and associate** | | | |
| Continuing operations | 6,815.5 | **4,684.2** | 4,453.5 |
| Acquisition | 1,620.4 | **1,113.7** | - |
| | 8,435.9 | **5,797.9** | 4,453.5 |
| Less share of turnover of joint venture and associate | (498.6) | **(342.7)** | - |
| **Group turnover** | 7,937.3 | **5,455.2** | 4,453.5 |
| **Group operating profit before exceptional charge** | 648.6 | **445.8** | 433.9 |
| Exceptional charge | (17.9) | **(12.3)** | - |
| **Group operating profit** | 630.7 | **433.5** | 433.9 |
| Continuing operations | 597.4 | **410.6** | 433.9 |
| Acquisition | 33.3 | **22.9** | - |
| Acquisition's share of operating profits of joint venture and associate | 1.8 | **1.2** | - |
| **Total operating profit** | 632.5 | **434.7** | 433.9 |
| Exceptional finance charges | (27.0) | **(18.5)** | - |
| Interest and other finance charges | (136.0) | **(93.5)** | (94.0) |
| Total interest and other finance charges | (163.0) | **(112.0)** | (94.0) |
| **Profit on ordinary activities before taxation** | 469.5 | **322.7** | 339.9 |
| Taxation | (119.4) | **(82.1)** | (91.3) |
| **Profit on ordinary activities after taxation** | 350.1 | **240.6** | 248.6 |
| Equity minority interests | (8.9) | **(6.1)** | - |
| **Profit for the financial year** | 341.2 | **234.5** | 248.6 |
| Dividends | (239.8) | **(164.8)** | (145.6) |
| **Retained profit for the year** | 101.4 | **69.7** | 103.0 |
| **Earnings per ordinary share** | | | |
| Basic | 54.3c | **37.3p** | **39.3p** |
| Adjusted (a) | 67.0c | **46.1p** | **41.0p** |
| Diluted | 54.1c | **37.2p** | **39.2p** |
| **Dividends per ordinary share** | | | |
| Final proposed | 25.2c | **17.30p** | **16.10p** |
| Total for the year | 37.0c | **25.45p** | **23.75** |

There is no difference between the profit on ordinary activities before taxation and the retained profit for the financial year stated above and their historical cost equivalents. Turnover and operating results relate to continuing operations.

(a) Before exceptional charges and intangible asset amortisation.

* *US dollar equivalents are given for reader convenience at the 31 December 2001 exchange rate of £1:US$1.455.*

## Gallaher Group Plc

## Segmental Information (by Destination)

YEAR ENDED 31 DECEMBER 2001

| | | 2001 $m * | 2001 £m | 2000 £m |
|---|---|---|---|---|
| **Total turnover** | | | | |
| UK | | *5,404.0* | **3,714.1** | 3,691.6 |
| International | | *3,031.9* | **2,083.8** | 761.9 |
| | | *8,435.9* | **5,797.9** | 4,453.5 |
| **Duty** | | | | |
| UK | | *4,481.8* | **3,080.3** | 2,984.0 |
| International | | *1,457.7* | **1,001.8** | 430.8 |
| | | *5,939.5* | **4,082.1** | 3,414.8 |
| **Total operating profit** | | | | |
| UK | - before amortisation of intangible assets | *446.1* | **306.6** | 347.6 |
| | - amortisation of intangible assets | *(2.3)* | **(1.6)** | (1.6) |
| | | *443.8* | **305.0** | 346.0 |
| International | - before amortisation of intangible assets and exceptional charge | *252.7* | **173.7** | 96.9 |
| | - amortisation of intangible assets | *(46.1)* | **(31.7)** | (9.0) |
| | - exceptional charge | *(17.9)* | **(12.3)** | - |
| | | *188.7* | **129.7** | 87.9 |
| Total | - before amortisation of intangible assets and exceptional charge | *698.8* | **480.3** | 444.5 |
| | - amortisation of intangible assets | *(48.4)* | **(33.3)** | (10.6) |
| | - exceptional charge | *(17.9)* | **(12.3)** | - |
| | | *632.5* | **434.7** | 433.9 |

In 2001, a one-off exceptional charge of £12.3m has been booked against the inventory and receivables associated with a distribution agreement with the principal distributor for African and Middle East markets. This distributor currently is facing difficulties in obtaining suitable ongoing trade finance.

### *Acquisition*

Within the international segment, Austria Tabak contributed the following amounts:

| | | 2001 $m * | 2001 £m |
|---|---|---|---|
| Turnover | | *1,620.4* | **1,113.7** |
| Duty | | *745.1* | **512.1** |
| Operating profit | - before amortisation of intangible assets | *58.5* | **40.2** |
| | - amortisation of intangible assets | *(23.4)* | **(16.1)** |
| | - *after amortisation of intangible assets* | *35.1* | **24.1** |

* *US dollar equivalents are given for reader convenience at the 31 December 2001 exchange rate of £1:US$1.455.*

# Gallaher Group Plc

## Group Balance Sheet

AT 31 DECEMBER 2001

| | *2001* | **2001** | 2000 |
|---|---|---|---|
| | *$m ** | **£m** | £m |
| **Fixed assets** | | | |
| Intangible assets | *1,989.7* | **1,367.5** | 366.4 |
| Tangible assets | *802.9* | **551.8** | 295.1 |
| Investments: | | | |
| Investment in joint venture | *4.9* | **3.4** | - |
| *Investment in associate* | *151.5* | **104.1** | - |
| Other investments | *26.3* | **18.1** | 2.3 |
| | *182.7* | **125.6** | 2.3 |
| | *2,975.3* | **2,044.9** | 663.8 |
| **Current assets** | | | |
| Stocks | *559.0* | **384.2** | 267.4 |
| Debtors : amounts falling due within one year | *911.3* | **626.3** | 494.9 |
| amounts falling due after more than one year | *211.9* | **145.7** | 99.9 |
| Investments | *33.8* | **23.2** | 13.9 |
| Cash at bank and in hand | *178.4* | **122.6** | 66.3 |
| | *1,894.4* | **1,302.0** | 942.4 |
| **Creditors: amounts falling due within one year** | | | |
| Borrowings | *(340.2)* | **(233.8)** | (101.4) |
| Other | *(1,358.2)* | **(933.5)** | (578.2) |
| | *(1,698.4)* | **(1,167.3)** | (679.6) |
| **Net current assets** | *196.0* | **134.7** | 262.8 |
| **Total assets less current liabilities** | *3,171.3* | **2,179.6** | 926.6 |
| **Creditors: amounts falling due after more than one year** | | | |
| Borrowings | *(3,398.7)* | **(2,335.9)** | (1,381.0) |
| Other | *(9.1)* | **(6.3)** | (6.8) |
| | *(3,407.8)* | **(2,342.2)** | (1,387.8) |
| **Provisions for liabilities and charges** | *(198.5)* | **(136.4)** | (88.3) |
| **Net liabilities** | *(435.0)* | **(299.0)** | (549.5) |
| **Capital and reserves** | | | |
| Called up share capital | *94.6* | **65.0** | 61.3 |
| Share premium account | *152.8* | **105.0** | 105.9 |
| Capital redemption reserve | *11.5* | **7.9** | 7.9 |
| Merger reserve | *213.0* | **146.4** | - |
| Other reserve | *(1,325.8)* | **(911.2)** | (911.2) |
| Profit and loss account | *384.7* | **264.4** | 186.6 |
| **Equity shareholders' funds** | *(469.2)* | **(322.5)** | (549.5) |
| Equity minority interests | *34.2* | **23.5** | - |
| | *(435.0)* | **(299.0)** | (549.5) |

This summary financial statement was approved by the Board on 5 March 2002 and signed on its behalf by Peter Wilson and Mark Rolfe.

* *US dollar equivalents are given for reader convenience at the 31 December 2001 exchange rate of £1:US$1.455.*

## Reconciliation of Movements in Equity Shareholders' Funds

YEAR ENDED 31 DECEMBER 2001

| | *2001 $m ** | **2001 £m** | 2000 £m |
|---|---|---|---|
| Profit on ordinary activities after taxation | *341.2* | **234.5** | 248.6 |
| Dividends | *(239.8)* | **(164.8)** | (145.6) |
| Exchange adjustments on foreign currency net investments | *12.7* | **8.7** | 2.6 |
| Amounts deducted from profit and loss reserve in respect of shares issued to the QUEST | *(0.9)* | **(0.6)** | (1.8) |
| Issue of ordinary shares | *217.1* | **149.2** | 5.2 |
| Purchase of own shares | - | - | (166.9) |
| Net increase/(decrease) in equity shareholders' funds | *330.3* | **227.0** | (57.9) |
| Opening equity shareholders' funds | *(799.5)* | **(549.5)** | (491.6) |
| Closing equity shareholders' funds | *(469.2)* | **(322.5)** | (549.5) |

## Group Cash Flow Statement

YEAR ENDED 31 DECEMBER 2001

| | *2001 $m ** | **2001 £m** | 2000 £m |
|---|---|---|---|
| Net cash inflow from operating activities | *859.8* | **590.9** | 296.8 |
| Dividends received from associate | *0.3* | **0.2** | - |
| Returns on investments and servicing of finance | *(129.1)* | **(88.7)** | (94.0) |
| Taxation | *(161.2)* | **(110.8)** | (80.1) |
| Capital expenditure | *(169.4)* | **(116.4)** | (77.4) |
| Financial investment | *(2.8)* | **(1.9)** | (2.0) |
| Acquisitions – purchase of subsidiary undertakings | *(1,679.1)* | **(1,154.0)** | (249.5) |
| Equity dividends paid | *(219.9)* | **(151.2)** | (146.3) |
| **Net cash outflow before management of liquid resources and financing** | *(1,501.4)* | **(1,031.9)** | (352.5) |
| Management of liquid resources | *19.1* | **13.1** | 8.7 |
| Increase in debt | *1,227.3* | **843.5** | 546.7 |
| Issue of ordinary shares | *215.4* | **148.1** | 3.3 |
| Purchase of own shares | - | - | (167.8) |
| Financing | *1,442.7* | **991.6** | 382.2 |
| **(Decrease)/increase in net cash in the year** | *(39.6)* | **(27.2)** | 38.4 |

* *US dollar equivalents are given for reader convenience at the 31 December 2001 exchange rate of £1:US$1.455.*

## Reconciliation of Operating Profit to Net Cash Inflow from Operating Activities
YEAR ENDED 31 DECEMBER 2001

| | 2001 $m * | 2001 £m | 2000 £m |
|---|---|---|---|
| Group operating profit | 630.7 | **433.5** | 433.9 |
| Exceptional charge | 17.9 | **12.3** | - |
| Depreciation and amortisation of fixed assets | 121.1 | **83.2** | 45.1 |
| Loss on sale of tangible fixed assets | 3.8 | **2.6** | 0.9 |
| Loss on sale of fixed asset investments | 0.9 | **0.6** | - |
| (Increase)/decrease in debtors | (75.4) | **(51.8)** | 41.5 |
| Decrease/(increase) in stocks | 74.4 | **51.1** | (50.9) |
| Increase/(decrease) in creditors and provisions | 86.4 | **59.4** | (173.7) |
| Net cash inflow from operating activities | 859.8 | **590.9** | 296.8 |

## Reconciliation of Net Cash Flow to Movement in Net Debt
YEAR ENDED 31 DECEMBER 2001

| | 2001 $m * | 2001 £m | 2000 £m |
|---|---|---|---|
| (Decrease)/increase in net cash in the year | (39.6) | **(27.2)** | 38.4 |
| Cash flow from decrease in liquid resources | (19.1) | **(13.1)** | (8.7) |
| Cash flow from increase in debt | (1,227.2) | **(843.5)** | (546.7) |
| Change in net debt resulting from cash flows | (1,285.9) | **(883.8)** | (517.0) |
| Exchange adjustments | 22.3 | **15.3** | (0.7) |
| Current asset investments acquired with subsidiary | 32.9 | **22.6** | - |
| Loans acquired with subsidiary | (255.9) | **(175.8)** | (11.8) |
| Movement in net debt in the year | (1,486.6) | **(1,021.7)** | (529.5) |
| Net debt at 1 January | (2,042.5) | **(1,403.8)** | (874.3) |
| Net debt at 31 December | (3,529.1) | **(2,425.5)** | (1,403.8) |

**Basis of preparation**

The preliminary announcement of results for the year ended 31 December 2001 is an excerpt from the forthcoming annual report and financial statements 2001 and does not constitute the statutory financial statements of 2001 nor 2000. The 2001 figures are extracted from the audited financial statements for that year which have not yet been approved by the shareholders and have not yet been delivered to the Registrar. The comparative figures are extracted from the latest published financial statements that have been delivered to the Registrar of Companies. The Auditors' reports in respect of both years were unqualified and did not contain a statement under either Section 237(2) or Section 237(3) of the Companies Act 1985.

* *US dollar equivalents are given for reader convenience at the 31 December 2001 exchange rate of £1:US$1.455.*

## Cautionary statement

This announcement includes "forward-looking statements" within the meaning of the US Federal Securities laws. All statements other than statements of historical fact included in this announcement, including, without limitation, statements regarding Gallaher's future financial position, strategy, projected sales, costs and results, plans, litigation outcomes and timetables, the successful integration of Austria Tabak into our group, and objectives of management for future operations, may be deemed to be forward-looking statements. Although Gallaher believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Important factors could cause actual results to differ materially from Gallaher's expectations including, without limitation, changes in general economic conditions, foreign exchange rate fluctuation, competitive product and pricing pressures, the impact of excise tax increases, regulatory developments, the uncertainties of litigation, difficulties in completing and integrating acquisitions and production or distribution disruptions, as well as other uncertainties detailed from time to time in Gallaher's filings with the US Securities and Exchange Commission. The risks included here are not exhaustive. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for us to predict all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

Investors should also be aware that while we do, from time to time, communicate with securities analysts, it is against our policy to disclose to them any material non-public information or other confidential commercial information. Accordingly, investors should not assume that we agree with any statement or report issued by any analyst irrespective of the content of the statement or report. Furthermore, we have a policy against issuing or confirming financial forecasts or projections issued by others. Thus, to the extent that reports issued by securities analysts contain any projections, forecasts or opinions, such reports are not our responsibility.

***Definitions***

*The terms "Gallaher" and "Group" refer to Gallaher Group Plc and its subsidiaries. The term "Liggett-Ducat" refers to the Liggett-Ducat group of companies. The term "Austria Tabak" refers to Austria Tabak Aktiengesellschaft. The term "ATG" refers to Tobaccoland Automatengesellschaft mbH & Co KG. The term Lekkerland-Tobaccoland refers to Lekkerland-Tobaccoland GmbH & Co KG. The term "TOBA" refers to Tobaccoland Austria (Tobaccoland Handels GmbH). The term "BAT" refers to British American Tobacco p.l.c. The term "Fortune Brands" refers to Fortune Brands, Inc. (formerly American Brands, Inc.).*